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                              June 3, 2022

       Barbera A. Jacobsmeyer
       President and Chief Executive Officer
       Enhabit, Inc.
       6688 N. Central Expressway
       Suite 1300
       Dallas, TX 75206

                                                        Re: Enhabit, Inc.
                                                            Registration
Statement on Form 10-12B
                                                            Filed May 25, 2022
                                                            File No. 001-41406

       Dear Ms. Jacobsmeyer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12B filed May 25, 2022

       Exhibit 99.1
       Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 77

   1. Please describe the pro forma adjustment to Capital in Excess of Par Value of $670.5 million at March 31,
2022 that includes your discussion of the separation and distribution on page 63. In this
regard, pro forma adjustment "a" on page 77 appears to indicate that cash from the planned
indebtedness under the revolving credit facility as well as the term loan A facility will be
transferred to Encompass on or prior to completion of the
                                                        distribution, while
corresponding discussion on page 63 states that this transfer will only include proceeds from
the the term loan A facility. Explain this apparent inconsistency.
 Barbera A. Jacobsmeyer
FirstName  LastNameBarbera A. Jacobsmeyer
Enhabit, Inc.
Comapany
June 3, 2022NameEnhabit, Inc.
June 3,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Franklin Wyman at 202-551-3660 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Zachary S. Podolsky